EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

June 16, 2011	No. 11-08

Avalon Enters into Negotiation Agreement with the
Lutsel K’e Dene First Nation

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce that it has now entered into a Negotiation Agreement with the Lutsel K’e Dene First Nation (“Lutsel K’e”) regarding the development of the Nechalacho rare earth elements deposit, Thor Lake, NWT (the “Project”). This Negotiation Agreement is similar to the agreements Avalon has entered into with the Yellowknives Dene First Nation (News Release # 10-27 December 8, 2010), and the Deninu Ku’e First Nation (News Release #11-02 February 8, 2011), the two other Akaitcho Territory First Nations impacted by the proposed development.

The Lutsel K’e Dene First Nation resides at the community of Lutsel K’e, 100 kilometres east of Thor Lake, which is within Lutsel K’e traditional territory.

The Negotiation Agreement outlines broad principles for co-operation and provides the basis for the negotiation of an Accommodation Agreement. This form of initial agreement (often referred to as a Memorandum of Understanding), is done in order to frame the negotiations towards an Impacts and Benefits type of agreement. The Accommodation Agreement (like an “Impacts and Benefits” agreement), if agreed to, will be structured to mitigate any adverse impacts of project development, define the benefits to the parties and provide greater certainty with respect to the development of the Project.

After several years of regular consultation, Avalon and Lutsel K’e have established a co-operative and respectful relationship for responsible mineral development in Lutsel K’e’s traditional territory. The Company and Lutsel K’e intend to continue and broaden this relationship through these negotiations. Accommodation Agreements typically cover a number of topics such as environmental protection, business and employment opportunities, with regard to the Project. Avalon and Lutsel K’e have commenced negotiations on the Accommodation Agreement with the objective of concluding this agreement in 2011.

Several Lutsel K’e community members have been employed continuously at the Project site since Avalon began drilling there in 2007. In addition, the Company has utilized logistical services for its drilling program through Lutsel K’e joint venture businesses.

Don Bubar, President and CEO of Avalon, commented “We have already established strong business relationships with the Lutsel K’e Dene First Nation and we are very pleased to have reached initial agreement on how we can further build and strengthen these relationships. The employees we have hired to date from the community have proven to be reliable and versatile workers, providing considerable encouragement that this small community of some 700 residents can continue to be a source of additional human resources as the project advances.”

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   94,154,915. Cash resources: approximately $31 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a final base shelf prospectus and prospectus supplement of the Company and obtaining a receipt therefor and having the registration statement declared effective.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.